DESCRIPTION OF MODERN WOODMEN OF AMERICA’S

ISSUANCE, TRANSFER AND REDEMPTION

PROCEDURES FOR ITS FLEXIBLE PREMIUM

VARIABLE LIFE INSURANCE CERTIFICATES

This document sets forth the administrative procedures that will be followed by Modern Woodmen of America (the “Society”) in connection with the issuance of its individual flexible premium variable life insurance certificate (the “Certificate”) and acceptance of payments thereunder, the transfer of assets held thereunder and the redemption by Certificate Holders of their interests in the Certificates. Capitalized terms used herein have the same definition as in the prospectus for the Certificate that is included in the current registration statement on Form S-6 for the Certificate (File No. 333-69446) as filed with the Securities and Exchange Commission (“Commission” or “SEC”).

1. Purchase and Related Transactions.

Set forth below is a summary of the principal Certificate provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction.

(a) Premium Payments. The Certificates will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges must be based upon factors such as age, sex, health and occupation. Premiums for the Certificates will not be the same for all Certificate Holders selecting the same Specified Amount. An initial premium, together with a completed application, must be received by the Society before a Certificate will be issued. The minimum amount of an initial premium is equal to an amount that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Certificate Month. Other than the initial premium, the Society does not require the payment of an additional premium, and failure to pay an additional premium will not of itself cause a Certificate to lapse. The Society expects that most Certificate Holders will choose to pay planned periodic premiums—that is, level premiums at regular (quarterly, semi-annual or annual) intervals. The Certificate provides, however, that a Certificate Holder may pay premiums in addition to planned periodic premiums (i.e., unscheduled premiums) if (i) the Insured is then living; (ii) the additional premium is at least $100; and (iii) the premium does not cause total premiums paid to exceed the maximum premium limitation for the Certificate established by federal tax law. The Society reserves the right to limit the number and amount of unscheduled premium payments. In the event that a tendered premium causes total premiums paid to exceed the maximum premium limitation for the Certificates established by federal tax law, the Society will return the portion of such premium which causes total premiums to exceed such limitation.

The Certificate will remain in force so long as the Net Accumulated Value, during the first three Certificate Years, or after three Certificate Years, Net Surrender Value, is sufficient to pay the monthly deduction which consists of charges for the cost of insurance, additional insurance benefits and administrative expenses. Thus, the amount of the premium, if any, that must be paid to keep the Certificate in force depends upon the amount of the monthly deduction and the Net Accumulated Value or Net Surrender Value of the Certificate, which in turn depends upon the investment experience of the Subaccounts of the Variable Account.

The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Certificate Holder. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the cost of insuring each Insured is commensurate with his or her mortality risk, which is actuarially determined based upon factors such as Attained Age, sex and premium class. Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single rate for all Insureds in a given actuarial category.

(b) Initial Premium Processing. Upon receipt of a completed application for a Certificate, the Society will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This process may involve medical examinations or other verification procedures and may require that certain further information be provided by the applicant before a determination can be made. A Certificate will not be issued until this underwriting procedure has been completed. The effective date of insurance coverage under the Certificate will be the latest of (i) the Certificate Date, (ii) if an amendment to the initial application is required pursuant to the Society’s underwriting rules, the date the Insured signs the last such amendment, or (iii) the date on which the full initial premium is received by the Society at its Administrative Center. The Certificate Date is the date the Society approves the certificate for issuance at its Administrative Center. The Certificate Date may also be any other date mutually agreed to by the Society and the Certificate Owner. If the Certificate Date would fall on the 29th, 30th or 31st of any month, the Certificate Date will instead be the 28th of such month.

Applicants who pay the initial premium at the time of submission of the application will be issued a conditional receipt which provides that if the applicant dies during the underwriting period, he or she will receive the death benefit provided for in such conditional receipt if he or she would have been found to be insurable under the Society’s normal underwriting procedures.

The initial Net Premium (the initial premium reduced by a premium expense charge) will be allocated automatically to the Declared Interest Option as of the Certificate Date. The initial Net Premium will remain in the Declared Interest Option until the Society receives, at its Administrative Center, a notice signed by the Certificate Holder that the Certificate has been received and accepted, or at the end of 25 days after the date the Society sends the Certificate Holder the Certificate. At that time, the Accumulated Value in the Declared Interest Option automatically will be allocated among the Subaccounts and Declared Interest Option pursuant to the allocation instructions set forth in the application for the Certificate. No charge is imposed in connection with this initial allocation.

(c) Premium Allocation. The Certificate Holder may allocate Net Premiums among the Subaccounts or the Declared Interest Option which are described in the Certificate prospectus. The Variable Account is divided into subaccounts, each of which invests exclusively in shares of one of the corresponding portfolios of an underlying fund (a “Fund”). Each Fund is a series-type mutual fund and is registered with the Securities and Exchange Commission as an open-end diversified management investment company.

The Certificate Holder must indicate the initial allocation of premiums in the application for the Certificate. Net Premiums will continue to be allocated in accordance with the Certificate

Holder’s allocation instructions in the application unless contrary written instructions are received by the Society. The change will take effect on the date the written notice is received at the Administrative Center. Once a change in allocation is made, all future Net Premiums will be allocated in accordance with the new allocation instructions, unless contrary written instructions are provided by the Certificate Holder. The minimum percentage of each premium that may be allocated to any Subaccount or the Declared Interest Option is 1%; fractional percentages are not permitted. (The Society may, in its own discretion, raise the minimum allocation requirement up to 10% at anytime). No charge is imposed for any change in Net Premium allocation.

If the Society determines that a Certificate Holder is engaging in excessive trading or market timing activities, the Society reserves the right to take actions to protect investors, including exercising the right to cancel or rescind any purchase or transfer order. The Society may also terminate a Certificate Holder’s ability to submit payment, redemption or transfer requests via telephone, facsimile or electronically. If the Society exercises this right, affected Certificate Holders will be restricted to submitting payment, redemption or transfer requests via U.S. mail. Any action taken by the Society will be followed by written notice to the Certificate Holder within ten Business Days of the transaction.

(d) Reinstatement. Prior to the Maturity Date, a lapsed Certificate (other than a surrendered Certificate) may be reinstated at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. In order to reinstate a Certificate, a Certificate Holder must submit: (i) a written application for reinstatement signed by the Insured and the Certificate Holder; (ii) evidence of insurability satisfactory to the Society; (iii) payment of a premium that, after deduction of the premium expense charge, is at least sufficient to keep the Certificate in force for three months; and (iv) an amount equal to the monthly cost of insurance charge for the two Certificate Months prior to lapse. The effective date of reinstatement will be the Monthly Deduction Day coinciding with or next following the date of approval by the Society of the application for reinstatement.

(e) Repayment of Certificate Debt. A loan made under the Certificate will be subject to interest charges at the loan interest rate stated in the Certificate from the date that the loan is made. Outstanding Certificate Debt may be repaid in whole or in part prior to the Maturity Date at any time during the Insured’s life so long as the Certificate is in force. Any payments made by the Certificate Holder while there is outstanding Certificate Debt are treated first as repayment of Certificate Debt, unless the owner indicates otherwise. When a repayment of the debt is made, the portion of the Accumulated Value in the Declared Interest Option securing the repaid portion of the Certificate Debt will no longer be segregated within the Declared Interest Option as security for Certificate Debt, but will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Certificate Holder.

(f) Correction of Misstatement of Age or Sex. If the Insured’s age or sex was misstated in an application, the Society will recalculate the Accumulated Value to be the amount it would have been had the cost of insurance been based on the correct age and sex of the Insured. If the Insured has died, the Society will pay the death proceeds that would have been payable at the Insured’s correct age and sex.

2. Transfers.

This section outlines those procedures which govern transfers under the Certificate. These procedures differ in certain significant respects between non-dollar cost averaging transfers and transfers under the dollar cost averaging program.

(a) General. Subject to certain limitations, amounts may be transferred among the Subaccounts an unlimited number of times per year. Only one transfer per Certificate Year may be made from the Declared Interest Option to the Variable Account. The amount of this transfer must be at least $100 or the total Accumulated Value in the Subaccount, or the total Accumulated Value in the Declared Interest Option reduced by any outstanding Certificate Debt, if less than $100. The Society may, at its discretion, waive the $100 minimum requirement. The maximum transfer amount allowed is 50% of the DIO value unless the balance after transfer would be less than $1,000. The first transfer in each Certificate Year will be made without charge; each time amounts are subsequently transferred in that Certificate Year, a transfer charge of $25 may be assessed. (The Society has extended this privilege to allow the first twelve transfers in a certificate year to be completed without charge. This privilege may be terminated at any time.) Transfers resulting from the making of Certificate Loans will not be considered transfers for the purposes of these limitations and charges. All transfers effected on the same day will be considered a single transfer for purposes of these limitations and charges. Transfers are made by written request to the Administrative Center or by telephone if the Certificate Holder has elected the Telephone Transfer Authorization. If we receive your written notice or your telephone request to transfer at our administration center prior to 3:00 PM central time, we will process your request at the unit values calculated as of 3:00 PM central time that business day. If we receive your written notice or telephone request to transfer at or after 3:00 PM central time, we will process your request at the unit values calculated as of 3:00 PM central time on the following business day.

(b) Dollar Cost Averaging Transfers. A Certificate Holder may elect to participate in a dollar cost averaging program by electing this option on the application or the applicable Request Form at a later date, and placing at least $1,000 in a single “source account” (either the Declared Interest Option or the Money Market Subaccount). Provided there is no outstanding Certificate Debt, the Society will automatically transfer equal amounts from the source account to the designated “target accounts” each month. The minimum amount of each transfer is $100.

The maximum number of Investment Options which a Certificate Holder may select at any one time is ten, including the Declared Interest Option. A Certificate Holder selects the date to implement this program which will occur on the same date each month, or on the next Business Day. The Society will terminate this option when monies in the source account are inadequate, or upon receipt of a written request at the Society’s Administrative Center. A Certificate Holder is permitted twelve free transfers during a Certificate Year under this program. All transfers made on the same date count as one transfer. There is no charge to participate in this program.

3. Redemption Procedures—Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Certificate. These procedures differ in certain significant respects from the redemption procedures for mutual funds and annuity plans.

(a) Surrender. At any time prior to the Maturity Date while the Certificate is in force, a Certificate Holder may surrender the Certificate in whole or in part by sending a written request to the Society at its Administrative Center. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount requested will be payable upon each partial withdrawal.

The Society will apply a Surrender Charge during the first fifteen Certificate years, as well as during the first fifteen years following an increase in Specified Amount upon a Certificate’s complete surrender.

The amount payable on complete surrender of the Certificate is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received. If the entire Net Accumulated Value is surrendered, all insurance in force will terminate.

A partial withdrawal must be at least $500 and cannot exceed the lesser of (i) the Net Accumulated Value less $500, or (2) 90% of the Net Accumulated Value.

The Certificate Holder may request that the proceeds of a complete surrender or partial withdrawal be paid in a lump sum or under one of the payment options specified in the Certificate. A partial withdrawal will be allocated among the Subaccounts and Declared Interest Option in accordance with the written instructions of the Certificate Holder. If no such instructions are received with the request for partial withdrawal, the partial withdrawal will be allocated among the

Subaccounts and Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Certificate Debt, bears to the total Accumulated Value, reduced by any outstanding Certificate Debt, on the date the request is received at the Administrative Center.

Surrender proceeds ordinarily will be mailed to the Certificate Holder within seven days after the Society receives a signed request for a surrender at its Administrative Center, although payments may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (ii) the Commission by order permits postponement for the protection of Certificate Holders; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the net assets of the Variable Account. Payments under the Certificate which are derived from any amount paid to the Society by check or draft may be postponed until such time as the Society is satisfied that the check or draft has cleared the bank upon which it is drawn.

(b) Payment of Death Proceeds. So long as the Certificate remains in force, the Society will, upon due proof of the Insured’s death, pay the death proceeds to one or more principal or contingent beneficiaries. In determining the amount of the death proceeds, the death benefit will be reduced by any outstanding Certificate Debt and increased by any unearned loan interest and any premiums paid after the date of death. The amount of the death benefit payable under a Certificate will depend upon the death benefit option in effect at the time of the Insured’s death. Under Type 1, the death benefit will be equal to the greater of (i) the current Specified Amount, or (ii) the Accumulated Value multiplied by the specified amount factor. Under Type 2, the death benefit will be equal to the greater of (i) the sum of the current Specified Amount and the Accumulated Value, or (ii) the Accumulated Value multiplied by the specified amount factor. Accumulated Value will be determined as of the end of the Business Day coinciding with or immediately following the date of death. The specified amount factor referred to above is determined by the “cash value corridor” mandated by Section 7702 of the Internal Revenue Code. The factor is 2.50 for those under 40 years of age and declines as the Insured’s Attained Age increases until it becomes 1.0 at age 115.

The death proceeds will be paid to the Beneficiary in one lump sum or under any of the settlement options set forth in the Certificate.

If the Insured is still alive and the Certificate is in force on the Maturity Date (i.e., the Attained Age 115), the Society will pay the Certificate Holder the Accumulated Value of the Certificate reduced by an outstanding Certificate Debt.

All payments of death benefits and maturity proceeds are ordinarily mailed within seven days after the Society receives due proof of the Insured’s death or within seven days of the Maturity Date, unless a settlement option is chosen. However, payment may be delayed for more than seven days under the same circumstances described above with respect to surrender payments.

(c) Certificate Loans. So long as the Certificate remains in force and has a positive Net Surrender Value, a Certificate Holder may borrow money from the Society at any time using the

Certificate as the sole security for the Certificate Loan. The maximum amount that may be borrowed at any time is 90% of the Surrender Value as of the end of the Valuation Period during which the request for the Certificate Loan is received at the Administrative Center, less any previously outstanding Certificate Debt. (Certain states may permit you to borrow 100% if the certificates net cash value.) Certificate Debt equals the sum of all unpaid Certificate Loans and any due and unpaid Certificate Loan interest. Certificate Debt may be repaid in whole or in part any time during the Insured’s life and before the Maturity Date so long as the Certificate is in force.

When a Certificate Loan is made, an amount equal to the Certificate Loan (including interest) will be segregated within the Declared Interest Option as security for the Certificate Loan. If, immediately prior to the Certificate Loan, the Accumulated Value in the Declared Interest Option less Certificate Debt outstanding is less than the amount of such Certificate Loan, the difference will be transferred from the Subaccounts which have Accumulated Value in the same proportions that the Certificate’s Accumulated Value in each Subaccount bears to the Certificate’s total Accumulated Value in the Variable Account. No charge will be made for those transfers. Accumulated Values will be determined as of the end of the Valuation Period during which the request for the Certificate Loan is received at the Administrative Center.

Certificate Loan proceeds normally will be mailed to the Certificate Holder within seven days after receipt of a written request. Postponement of a Certificate Loan may take place under the same circumstances described above with respect to surrender payments.

Amounts segregated within the Declared Interest Option as security for Certificate Debt will bear interest at an annual rate determined and declared by the Society. The interest credited will remain in the Declared Interest Option unless and until transferred by the Certificate Holder to the Variable Account, but will not be segregated within the Declared Interest Option as security for Certificate Debt.

The interest rate charged on Certificate Loans is not fixed. Initially, it will be the rate shown in the Certificate on the Certificate data page. The Society may at any time elect to change the interest rate, subject to certain conditions specified in the Certificate and prospectus. The Society will send notice of any change in rate to the Certificate Holder. The new rate will take effect on the Certificate Anniversary coinciding with or next following the date the rate is changed.

Interest is payable in advance at the time any Certificate Loan is made (for the remainder of the Certificate Year) and on each Certificate Anniversary thereafter (for the entire Certificate Year) so long as there is Certificate Debt outstanding. Interest payable at the time a Certificate Loan is made will be subtracted from the loan proceeds. Thereafter, interest not paid when due will be added to the existing Certificate Debt and bear interest at the same rate charged for Certificate Loans. An amount equal to unpaid interest will be segregated within the Declared Interest Option in the same manner that amounts for Certificate Loans are segregated within the Declared Interest Option.

Because interest is charged in advance, any interest that has not been earned will be added to the death benefit payable at the Insured’s death and to the Accumulated Value upon complete surrender, and will be credited to the Accumulated Value in the Declared Interest Option upon repayment of Certificate Debt.

(d) Certificate Termination. The Certificate may lapse (terminate without value) during the first three Certificate Years if the Net Accumulated Value or, after three Certificate Years, Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction and a Grace Period expires without payment of a sufficient premium. A Grace Period of 61 days begins on the date on which the Society sends written notice of any insufficiency to the Certificate Holder. The notice will be sent to the Certificate Holder’s last known address on file with the Society. The notice will specify the premium payment that, if received during the Grace Period, will be sufficient to keep the Certificate in force. If the Society does not receive the premium payment on or before the last day of the Grace Period, the Certificate will terminate and insurance coverage and all rights thereunder will cease. Insurance coverage will continue during the Grace Period. The amount of the premium sufficient to keep the Certificate in force beyond the Grace Period is an amount equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period. A terminated Certificate (other than a surrendered Certificate) may be reinstated prior to the Maturity Date at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium.

(e) Cancellation Privilege. The Certificate Holder may cancel the Certificate by delivering or mailing written notice or sending a facsimile and returning the Certificate to the Society at its Administrative Center before midnight of the thirtieth day after receipt of the Certificate. With respect to all Certificates, the Society will refund, within seven days after receipt of the notice of cancellation and the returned Certificate at its Administrative Center, an amount equal to the greater of premiums paid or the sum of the Accumulated Value on the Business Day the Society received the Certificate plus an amount equal to any charges that have been deducted from premiums, Accumulated Value and the Variable Account.

(f) Special Transfer Privilege. A Certificate Holder may, at any time prior to the Maturity Date while the Certificate is in force, convert the Certificate to a flexible premium fixed-benefit life insurance Certificate by requesting that all of the Accumulated Value in the Variable Account be transferred to the Declared Interest Option. The Certificate Holder may exercise this special transfer privilege once each Certificate Year. Once a Certificate Holder exercises the special transfer privilege, all future premium payments will automatically be credited to the Declared Interest Option, until such time as the Certificate Holder requests a change in allocation. No charge will be imposed for any transfers resulting from the exercise of this special transfer privilege.